# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

---

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16
## OF THE SECURITIES EXCHANGE ACT OF 1934

**October 23, 2008**

**(Commission File Number: 001-10579)**

---

## COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
*(Exact name of Registrant as specified in its Charter)*

## TELECOMMUNICATIONS COMPANY OF CHILE
*(Translation of Registrant's name into English)*

---

**Avenida Providencia No. 111, Piso 22**
**Providencia, Santiago, Chile**
*(Address of principal executive offices)*

---

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1): Yes _____ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7): Yes _____ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): ___N/A___

Quarterly Earnings Release
**FOR IMMEDIATE RELEASE**

**COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2008 (3Q08)**

**Highlights:**

**• Operating revenues amounted to Ch$167,585 million (US$304 million) in 3Q08, a decrease of 1.9% (+7.2% in nominal basis), compared to Ch$170,791 million (US$309.8 million) in 3Q07; it's worth highlighting the steady growth in broadband, pay television and corporate communications revenues**

**• EBITDA in 3Q08 reached Ch$66,312 million (US$120.3 million), compared to Ch$76,915 million (US$139.5 million) in 3Q07. EBITDA margin reached 39.6% in 3Q08**

**• Net income amounted to Ch$5,164 million (US$9.4 million) in 3Q08, compared to net income of Ch$5,406 million (US$9.8 million) in 3Q07**

**• Debt outstanding at the end of 3Q08 amounted to Ch$440,483 million**

Santiago, Chile – October 23, 2008, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") today announced its consolidated quarterly financial results, which have been submitted to an interim financial review of independent auditors, and are stated in Chilean GAAP (**in constant Chilean pesos** as of September 30, 2008) for the Third Quarter of 2008. The information presented in U.S. dollar in this report is based on the observed exchange rate (defined by the Chilean Central Bank) as of September 30, 2008, which equaled to Ch$551.31 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, [www.telefonicachile.cl](http://www.telefonicachile.cl).

**CONSOLIDATED RESULTS FOR 3Q08**
(Comparisons in real terms refer to 3Q07)

| | |
|---|---|
| **REVENUES** | Telefónica Chile's **revenues** decreased by 1.9% **(+7.2% in nominal basis)** in 3Q08 from 3Q07, amounting to Ch$167,585 million (US$304 million). This variation mainly stems from the decrease in revenues from fixed, variable charges and plans of minutes as well as the long distance business, which were offset by growing Broadband revenues (+5.6%), Television (+33.4%), and Corporate Communications (+2.0%). |
| **OPERATING COSTS AND EXPENSES** | **Operating costs and expenses** (excluding depreciation) increased 7.9% in 3Q08 to Ch$101,273 million (US$183.7 million), mainly explained by: (i) an increase of the uncollectables provisions, resulting from a more conservative approach; (ii) a 4.2% increase in other operating costs due to higher electricity rates, which have significantly increased since September 2007, as well as higher inflation- indexed expenses, higher expenses related to rent of commercial sites, and central exchanges maintenance; (iii) higher salaries and provisions adjusted for CPI and; (iv) higher direct costs of operations, which increased 4.7% due to higher TV content expenses associated to the increase in number of TV Clients, higher rental capacity costs in line with higher capacity offered to broadband clients since March 2008 and the increase in number of BB Clients. The above expenses were partially offset by, lower commercial expenses, which decreased 1.4% as sales commissions decreased. |

**EBITDA**

As a result, **EBITDA**[1] in 3Q08 amounted to Ch$66,312 million (US$120.3 million), compared to Ch$76,915 million (US$139.5 million) recorded in 3Q07.

**EBITDA margin**[2] in 3Q08 was 39.6%, compared to the 45.0% recorded in 3Q07. EBITDA margin is mainly affected by higher costs, primarily associated with the growth of the television business and broadband, and inflation-indexed costs in a highly competitive environment.

According to the guidance for 2008, it´s worth highlighting the quarterly recovery in the EBITDA margin, as a consequence of several measures implemented to further enhance efficiency across the company.

**DEPRECIATION**

**Total depreciation** in 3Q08 decreased 10.6% to Ch$50,946 million (US$92.4 million), from Ch$56,972 million (US$103.3 million) in 3Q07, mainly due to the completion of the useful lives of certain assets and lower investments compared to historic levels.

**NON-OPERATING RESULTS**

**NON-OPERATING RESULT** registered a non-operating loss of Ch$858 million (US$1.6 million) in 3Q08 which improved if compared to a non-operating loss of Ch$5.075 million (US$9.2 million) in 3Q07.

The non-operating loss in 3Q08 is mainly explained by:

(i) Financial expenses of Ch$8,667 million (US$15.7 million), which increased 80.1% as a result of the increase in the average debt interest rate. This is due to the fact that during year 2008, the Company hedged a portion of its debt from UF to Chilean peso denominated debt. This resulted in a higher nominal interest rate in pesos for said debt. At the same time, this higher rate was compensated by a lower monetary correction associated to the debt, as the debt was no longer denominated in the inflation-adjusted UF instruments. The financial debt remained stable, totaling Ch$440,483 million (US$776.9 million) as of September 30, 2008.

(ii) Other non-operating expenses reached Ch$7,174 million (US$13.0 million), mainly stemming from: (i) Ch$3,823 million (US$6.9 million) in provisions for expired assets in 3Q08, and (ii) Ch$1,761 million (US$3.2 million) related to asset write-offs.

The above was partially offset by:

(i) A monetary correction that reflects a Ch$13,171 million (US$23.9 million)gain due to the CPI of 3.59% registered in the quarter, which translated into gain due to the positive imbalance of balance sheet accounts and a gain by cross currency swap that hedged the exposure to UF/CPI. This compares to a gain in the monetary correction of Ch$2,685 million (US$4.9 million) in 3Q07 as the registered in 3Q07 CPI was 3.2%; and,

_____

[1] EBITDA = operating income + depreciation

[2] EBITDA margin = (operating income + depreciation) / total operating revenues

(ii) A 44.2% increase in other non-operating income amounting to Ch$1,151 million (US$2.1 million) in 3Q08.

**INCOME TAXES**

**INCOME TAXES:** In 3Q08 Telefónica Chile recorded a total income tax charge in the amount of Ch$9,403 million (US$17.1 million). This compares to the Ch$9,516 million (US$17.3 million) tax charge in 3Q07.

Total income tax in 3Q08 consists of: (i) a charge of Ch$3,493 million (US$6.3 million) for deferred taxes from previous periods due to the change in accounting standards (Technical Bulletin No. 60) in year 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years, and also includes the Chilean tax rate of 17% to be applied to taxable net income, which differs from the financial net income in that it does not consider as an expense (i)monetary correction of shareholders equity or (ii) certain contingencies and write offs.

**NET RESULT**

The Company recorded **net income** of Ch$5,164 million (US$9.4 million) in 3Q08 compared to a net income of Ch$5,406 million (US$8.9 million) in 3Q07.

**Net income per ADR** in 3Q08 amounted to US$0.039, compared to the net income per ADR of US$0.041 recorded in 3Q07. Likewise, net income per share in 3Q08 equaled Ch$5.4 as compared to Ch$5.6 in 3Q07.

**CAPEX**

**Capital Expenditures** for Telefonica Chile and its consolidated subsidiaries amounted to Ch$98,462 million (US$178.6 million) for the nine-month period of 2008. Capital expenditures were mainly associated with the development of broadband (ADSL), Pay TV, fixed telephony network and data network.

3



**3Q07 Revenues Breakdown**

Others 0.4%
TV 4.5%
Long Distance 9.0%
Corporate Commun. 12.6%
Broadband 16.8%
Flexible Plans 20.6%
Voice, Fixed Network and Comp. Services 56.8%



**3Q08 Revenues Breakdown**

Others 0.4%
TV 6.1%
Long Distance 8.4%
Corporate Commun. 13.1%
Broadband 18.1%
Flexibles Plans 20.6%
Voice, Fixed Network and Comp. Services 54.0%

**VOICE, NETWORK AND COMPLEMENTARY SERVICES**

**Voice, Network and Complementary services** is divided into Telephony (voice), mainly represented by Flexible Plans, Access Charges and Interconnections, and Other Complementary services, which include other revenues associated to fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia (home security services subsidiary), and public telephones, among others. Total revenues for this segment represented 54.0% of the total operating revenues in 3Q08, amounting to Ch$90,434 million (US$164.0 million), decreasing 6.7% from 3Q07. This is mainly attributable to the decline in Telephony (voice) revenues (of 6.9%) and complementary services (of 12.6%), which were partly offset by a 2.7% access charges increase when compared to 3Q07.

*Flexible plans represent 77.5% of total lines in service*

**Telephony (Voice)** revenues, which include the fixed monthly charge, variable charge, and plans of minutes (allowed under tariff flexibility), decreased 6.7% from 3Q07 Ch$57,165 million (US$103.7 million) in 3Q08. This decrease is mainly attributable to a 25.0% decrease in the fixed monthly charge and a 2.0% decrease in the variable charge. Traditional telephony (fixed monthly charge and variable charge) revenues were affected by: (i) a 9.9% decrease in average traffic per line in 3Q08 compared to 3Q07; and, (ii) a 1.5% decrease in the average lines in service compared to 3Q07, mainly resulting from competition, mobile cannibalization and migration of customers to flexible plans. As of September 30, 2008, total accesses under flexible plans increased 4.4%, while revenues decreased 1.7% due to lower tariffs and a slow-down in the growth pace of bundled products linked to a plan of minutes.

**Access charges and interconnection (Fixed Network)** revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services in addition to access charges, such as network unbundling, networks interconnection, information services for carriers and network services for wholesalers, among others. These revenues increased by 2.7% in 3Q08 to Ch$14,517 million (US$26.3 million). This difference was mainly due to a 6.9% increase in other interconnection services revenues. These were partially offset by a 22.7% decrease in access charge revenues from DLD. Long distance access charge traffic decreased 14.6% in 3Q08 from 3Q07.

Revenues from **Complementary Services** decreased 12.6% in 3Q08 to Ch$18,752 million (US$34.0 million) compared to 3Q07.

**BROADBAND**

*The Company consolidated its leadership position in Broadband*

**Broadband (ADSL)** revenues, which represent 18.1% of the total revenues, amounted to Ch$30,381 million (US$55.1 million) in 3Q08, an increase of 5.6% from 3Q07. This increase was primarily due to: (i) a 14.5% ADSL connections growth in the quarter, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a plan for small and medium enterprises. The company market share reached 49.2% as of September 30, 2008.

**PAY TV**

*The bundling of services through a flexible offer stabilizes revenues*

Revenues from the **Pay TV** business, amounted to Ch$10,195 million (US$18.5 million) in 3Q08, accounting for 6.1% of total revenues. As of September 30, 2008, the Company had 250,850 Pay TV clients, representing a 17.6% market share. The Company offers a wide number of basic and premium channels and complements its offering with video recorder service (PVR), which allows clients to record, pause, rewind or fast-forward any TV program.

The bundling strategy of flexible plans, broadband and television, has contributed to revenue stability as well as diversification, allowing for 81.4% of total consolidated revenues to be exempt from tariff regulation.

**LONG DISTANCE**

*Telefónica Larga Distancia maintains its market leadership position, achieving a market share of 48.3% and 43.9% in DLD and ILD, respectively.*

**Long distance** revenues include domestic and international long distance traffic revenues, as well as revenues from the long distance network rental to other telecom operators. Total long distance revenues, which accounted for 8.4% of consolidated operating revenues in 3Q08, decreased 7.9% from 3Q07, amounting to Ch$14,082 million (US$25.5 million). The decrease in revenues is mainly explained by: (i) a decrease of 15.5% in national long distance (DLD) mainly as prices declined, decreasing 24.1% from 3Q07, (ii) and a decrease of 5.4% in international long distance (ILD), also due also to lower prices, which fell 12.8% from 3Q07 and lower revenues from incoming ILD traffic. The above were partly offset by higher revenues of LD network rental that increased by 1.7%. Despite the contraction in the long distance business, the Company has improved it's market share in DLD by increasing 6.7 p.p. from 3Q07 to 48.3 %, and 1.6 p.p. in the ILD market share to 43.9% in 3Q08.

5

## CORPORATE CUSTOMER COMMUNICATIONS

*Stable revenues from corporate customer communications and market share of 44.1% in a highly competitive market*

**Corporate customer communications** include revenues from: (i) terminal equipments, which mainly refers to the sale of voice equipment and data transmission equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and, (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which accounted for 13.1% of consolidated revenues, increased 2.0% from 3Q07 to Ch$21,882 million (US$39.7 million) in 3Q08, and were backed by an improved customer relationship management.

This variation mainly stems from an increase of 14.5% in data revenues associated to the IP network (dedicated IP and digital data network Citynet), and higher revenues of 5.2% in circuits and others, which were partly offset by a 19.9% decrease in revenues from equipment sales and a 9.2% decrease in revenues from complementary services compared to 3Q07.

6

**COMPANY NEWS**

**INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) ADOPTION**

In compliance with the SVS's regulations to converge to IFRS, Telefónica Chile has decided to adopt IFRS starting January 1, 2009, given that the Company currently had a yearly trading volume above 25% as of December 31, 2007, or it has a Directors´ Committee. Therefore, starting March 2009 the Company will present its first IFRS, comparing the same period of 2008.

As part of the ongoing process to converge all Chilean to the IFRS, as of September 30, 2008, the Company has submitted the following information:

 i. an "equity reconciliation" report as of 01.01.2008, with preliminary estimates of the effects of IFRS on the Company's Financial Statements
ii. a report detailing main accounting policies to be adopted under IFRS; and,
iii. a functional currency report.

The main effects for Telefónica Chile detailed in the "equity reconciliation" report of 01.01.2008 are related to a price-level restatement, capitalized interest and deferred taxes.

The complete document filed in the SVS can be viewed at www.telefonicachile.cl, investors section.

**EXTRAORDINARY SHAREHOLDERS' MEETING**

On October 7, 2008, at Extraordinary Shareholders' Meeting held, summoned at the request of the shareholder Telefónica Internacional Chile S.A., a subsidiary of Telefónica S.A. (Spain), in regards to Compañía de Telecomunicaciones de Chile S.A.'s Public Offer of Shares, rejected the amendment to its bylaws.

On October 11, 2008, The Company´s board of directors, at the request of AFP Capital S.A., AFP Cuprum S.A. and AFP Provida S.A., holders of more than 10% of the voting shares issued by the Company, resolved to call an extraordinary shareholders' meeting on October 28, 2008, to undergo a new vote on the approval of a bylaw amendment to remove the current 45% ownership restriction and other restrictions related to the AFPs' investments in the Company. Even if the Bylaw Amendment is adopted at the EGM, the implementation of the Bylaw Amendment will remain subject to the success of the Offer pursuant to its terms and conditions.

It is worth pointing out that the Offeror will amend the Offer to (a) increase the offer price by10% from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS and (b) extend the duration of the Offer until October 30, 2008.

**SALE OF SUBSIDIARY TELEMERGENCIA**

On October 14, 2008, the contracts for the sale of Telemergencia to Prosegur were executed in the total amount of Ch$15,562.8.

The net effect on the company's income statement will be Ch$11,300.1 million which will be registered according to Chilean GAAP in the fourth quarter 2008. We emphasize that this is a one time effect.

**WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:**

[www.telefonicachile.cl](www.telefonicachile.cl) (Investor Relations)
For more information contact:

Verónica Gaete - María José Rodríguez
Diego Sáenz

TELEFÓNICA CHILE
Tel.: 562-6913867
E-mail:
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville

GRAYLING GLOBAL.
Tel: 646-2849416
E-mail:
ldomville@hfgcg.com

*Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband and pay TV as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service and value-added services, among others.*

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

# INCOME QUARTERLY CONSOLIDATED STATEMENTS (CHGAAP)
## (Millions of Ch$ as of September 30, 2008)

| | JAN-SEP 2007 | IQ 2007 | IIQ 2007 | IIIQ 2007 | IVQ 2007 | JAN-SEP 2008 | IQ 2008 | IIQ 2008 | IIIQ 2008 | Variation IIIQ08/IIIQ07 | Variation 2008/2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **OPERATING REVENUES** | | | | | | | | | | | |
| **VOICE, FIXED NETWORK AND COMP. SERVICES** | **292,711** | **97,807** | **97,944** | **96,960** | **95,976** | **273,210** | **91,218** | **91,558** | **90,434** | **-6.7%** | **-6.7%** |
| **Telephony (voice)** | **186,655** | **61,562** | **63,712** | **61,381** | **61,258** | **173,929** | **58,014** | **58,750** | **57,165** | **-6.9%** | **-6.8%** |
| Fixed Charge | 43,722 | 15,724 | 14,503 | 13,495 | 12,316 | 31,327 | 11,225 | 9,976 | 10,126 | -25.0% | -28.3% |
| Variable Charge | 40,487 | 14,330 | 13,774 | 12,383 | 12,873 | 36,076 | 11,437 | 12,508 | 12,131 | -2.0% | -10.9% |
| Plans of minutes (tariff flexibility) | 102,446 | 31,508 | 35,435 | 35,503 | 36,069 | 106,526 | 35,352 | 36,266 | 34,908 | -1.7% | 4.0% |
| **Access Charges and Interconnections (Network)** | **42,178** | **13,975** | **14,068** | **14,135** | **14,325** | **42,668** | **13,642** | **14,509** | **14,517** | **2.7%** | **1.2%** |
| Domestic long distance | 6,110 | 2,196 | 2,021 | 1,893 | 1,881 | 4,739 | 1,679 | 1,596 | 1,464 | -22.7% | -22.4% |
| International long distance | 1,410 | 509 | 474 | 427 | 451 | 1,224 | 373 | 424 | 427 | 0.0% | -13.2% |
| Other interconnection services | 34,658 | 11,270 | 11,573 | 11,815 | 11,993 | 36,705 | 11,590 | 12,489 | 12,626 | 6.9% | 5.9% |
| **Complementary Services** | **63,878** | **22,270** | **20,164** | **21,444** | **20,393** | **56,613** | **19,562** | **18,299** | **18,752** | **-12.6%** | **-11.4%** |
| Directory Advertising | 2,992 | 711 | 261 | 2,020 | 478 | 2,641 | 561 | 177 | 1,903 | -5.8% | -11.7% |
| ISP - switched and dedicated | 1,265 | 571 | 537 | 157 | 373 | 247 | 293 | 240 | (286) | - | -80.5% |
| Security services (Telemergencia) | 6,765 | 2,503 | 2,242 | 2,020 | 1,924 | 5,532 | 1,906 | 1,849 | 1,777 | -12.0% | -18.2% |
| Public telephones | 6,782 | 2,714 | 2,136 | 1,932 | 2,242 | 4,848 | 1,893 | 1,457 | 1,498 | -22.5% | -28.5% |
| Interior installations | 23,799 | 8,102 | 8,053 | 7,644 | 7,294 | 19,550 | 6,931 | 6,491 | 6,128 | -19.8% | -17.9% |
| Equipment marketing | 2,783 | 465 | 902 | 1,416 | 1,860 | 4,043 | 1,187 | 1,349 | 1,507 | 6.4% | 45.3% |
| Connections and other installations | 1,905 | 556 | 631 | 718 | 886 | 2,894 | 1,093 | 952 | 849 | 18.2% | 51.9% |
| Value added services | 11,974 | 3,978 | 3,898 | 4,098 | 3,922 | 11,853 | 3,854 | 3,991 | 4,008 | -2.2% | -1.0% |
| Other basic telephony revenues | 5,613 | 2,670 | 1,504 | 1,439 | 1,414 | 5,005 | 1,844 | 1,793 | 1,368 | -4.9% | -10.8% |
| **BROADBAND** | **80,030** | **24,891** | **26,369** | **28,770** | **28,652** | **89,343** | **29,237** | **29,725** | **30,381** | **5.6%** | **11.6%** |
| **TELEVISION** | **19,022** | **4,846** | **6,533** | **7,643** | **9,376** | **30,220** | **9,536** | **10,489** | **10,195** | **33.4%** | **58.9%** |
| **LONG DISTANCE** | **46,626** | **15,970** | **15,363** | **15,293** | **15,866** | **42,697** | **14,735** | **13,880** | **14,082** | **-7.9%** | **-8.4%** |
| Domestic Long Distance | 17,406 | 6,122 | 5,613 | 5,671 | 5,321 | 14,742 | 5,132 | 4,818 | 4,792 | -15.5% | -15.3% |
| International Long Distance | 20,913 | 7,001 | 6,951 | 6,961 | 7,155 | 19,992 | 7,059 | 6,350 | 6,583 | -5.4% | -4.4% |
| Rental of LD Network | 8,307 | 2,847 | 2,799 | 2,661 | 3,390 | 7,963 | 2,544 | 2,712 | 2,707 | 1.7% | -4.1% |
| **CORPORATE CUSTOMER COMMUNICATIONS** | **63,775** | **20,460** | **21,862** | **21,453** | **24,189** | **65,743** | **21,517** | **22,344** | **21,882** | **2.0%** | **3.1%** |
| Terminal Equipments | 9,539 | 2,766 | 3,358 | 3,415 | 3,497 | 8,473 | 2,867 | 2,872 | 2,734 | -19.9% | -11.2% |
| Complementary Services | 11,112 | 3,645 | 3,698 | 3,769 | 3,881 | 10,678 | 3,697 | 3,558 | 3,423 | -9.2% | -3.9% |
| Data services | 23,340 | 7,707 | 7,920 | 7,713 | 7,983 | 25,204 | 7,928 | 8,445 | 8,831 | 14.5% | 8.0% |
| Dedicated links and others | 19,784 | 6,342 | 6,886 | 6,556 | 8,828 | 21,388 | 7,025 | 7,469 | 6,894 | 5.2% | 8.1% |
| **OTHER BUSINESSES** | **1,777** | **508** | **597** | **672** | **799** | **1,805** | **570** | **624** | **611** | **-9.1%** | **1.6%** |
| **TOTAL OPERATING REVENUES** | **503,941** | **164,482** | **168,668** | **170,791** | **174,858** | **503,018** | **166,813** | **168,620** | **167,585** | **-1.9%** | **-0.2%** |

| | JAN-SEP 2007 | IQ 2007 | IIQ 2007 | IIIQ 2007 | IVQ 2007 | JAN-SEP 2008 | IQ 2008 | IIQ 2008 | IIIQ 2008 | Variation IIIQ08/IIIQ07 | Variation 2008/2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL OPERATING COSTS AND EXPENSES** | **454,257** | **149,093** | **154,316** | **150,848** | **149,123** | **466,084** | **154,860** | **159,005** | **152,219** | **0.9%** | **2.6%** |
| **OPERATING INCOME** | **49,684** | **15,389** | **14,352** | **19,943** | **25,735** | **36,934** | **11,953** | **9,615** | **15,366** | **-23.0%** | **-25.7%** |
| **EBITDA** | **223,547** | **74,222** | **72,410** | **76,915** | **81,697** | **196,978** | **67,599** | **63,067** | **66,312** | **-13.8%** | **-11.9%** |
| **Operating Margin** | **9.9%** | **9.4%** | **8.5%** | **11.7%** | **14.7%** | **7.3%** | **7.2%** | **5.7%** | **9.2%** | **-2.5pp** | **-2.5pp** |
| **EBITDA Margin** | **44.4%** | **45.1%** | **42.9%** | **45.0%** | **46.7%** | **39.2%** | **40.5%** | **37.4%** | **39.6%** | **-5.5pp** | **-5.2pp** |
| **NON-OPERATING INCOME** | | | | | | | | | | | |
| Interest Income | 3,859 | 1,339 | 1,422 | 1,098 | 1,469 | 4,011 | 1,596 | 1,451 | 964 | -12.2% | 3.9% |
| Other Non-Operating Income | 4,030 | 2,255 | 977 | 798 | 1,304 | 3,939 | 605 | 2,183 | 1,151 | 44.2% | -2.3% |
| Revenues from Related Companies | 1,471 | 303 | 674 | 494 | 548 | 1,112 | 375 | 617 | 120 | -75.7% | -24.4% |
| Interest Expense | (14,120) | (4,629) | (4,680) | (4,811) | (6,102) | (22,799) | (6,900) | (7,232) | (8,667) | 80.1% | 61.5% |
| Amortization of Goodwill | (1,255) | (414) | (418) | (423) | (423) | (1,255) | (414) | (418) | (423) | 0.0% | 0.0% |
| Other Non-Operating Expenses | (9,983) | (1,799) | (3,268) | (4,916) | (10,695) | (14,266) | (3,045) | (4,047) | (7,174) | 45.9% | 42.9% |
| Monetary Correction | 3,043 | (5,101) | 5,459 | 2,685 | (1,553) | 22,212 | 1,409 | 7,632 | 13,171 | - | - |
| **TOTAL NON-OPERATING INCOME** | **(12,955)** | **(8,046)** | **166** | **(5,075)** | **(15,452)** | **(7,046)** | **(6,374)** | **186** | **(858)** | **-83.1%** | **-45.6%** |
| **INCOME BEFORE INCOME TAX** | **36,729** | **7,343** | **14,518** | **14,868** | **10,283** | **29,888** | **5,579** | **9,801** | **14,508** | **-2.4%** | **-18.6%** |
| Income Tax | (26,184) | (6,256) | (10,412) | (9,516) | (9,334) | (21,866) | (4,556) | (7,907) | (9,403) | -1.2% | -16.5% |
| Minority Interest | 322 | 99 | 169 | 54 | (203) | 250 | 87 | 104 | 59 | 9.3% | -22.4% |
| **NET INCOME** | **10,867** | **1,186** | **4,275** | **5,406** | **746** | **8,272** | **1,110** | **1,998** | **5,164** | **-4.5%** | **-23.9%** |
| **Observed exchange rate (end of the period)** | | 539.21 | 526.86 | 511.23 | 496.89 | | 437.71 | 526.05 | 551.31 | | |

| | IQ 2007 | IIQ 2007 | IIIQ 2007 | IVQ 2007 | | IQ 2008 | IIQ 2008 | IIIQ 2008 |
|---|---|---|---|---|---|---|---|---|
| Earnings per Common Share (Ch$) | 1.2 | 4.5 | 5.6 | 0.8 | | 1.2 | 2.1 | 5.4 |
| Earnings per ADR (US$) | 0.009 | 0.032 | 0.041 | 0.006 | | 0.008 | 0.015 | 0.039 |
| Weighted Average Number of Shares Fully Paid (millions) | 957.2 | 957.2 | 957.2 | 957.2 | | 957.2 | 957.2 | 957.2 |

9

# COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEET
### (Figures in Thousand of Ch$ as of September 30, 2008)

| ASSETS | 2008 ThCh$ | 2007 ThCh$ | LIABILITIES | 2008 ThCh$ | 2007 ThCh$ |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | **CURRENT LIABILITIES** | | |
| Cash and banks | 7,568,759 | 9,120,284 | | | |
| | | | Banks and financial institutions - current maturities | 1,799,534 | 2,720,630 |
| Time deposits | 46,454,224 | 52,701,999 | Debentures | 2,831,421 | 2,866,945 |
| Marketable securities | 7,692,641 | 3,779,983 | Current maturities of other long-term liabilities | 21,747 | 19,389 |
| Trade receivables | 160,310,340 | 196,736,527 | | | |
| Notes receivable | 4,241,806 | 4,432,992 | Dividends payable | 1,656,616 | 1,923,601 |
| Sundry debtors | 6,899,310 | 6,398,276 | Accounts payable | 143,130,576 | 156,199,259 |
| Due from related companies | 26,654,600 | 19,649,321 | Other creditors | 12,918,381 | 31,071,223 |
| Inventories | 8,183,355 | 7,363,471 | Due to related companies | 46,198,368 | 37,694,460 |
| Refundable taxes | 30,522,736 | 22,346,203 | Provisions | 11,384,290 | 9,043,532 |
| Prepaid expenses | 4,376,083 | 3,977,375 | Withholdings | 12,033,170 | 12,825,583 |
| Deferred taxes | 21,614,708 | 16,589,177 | Unearned income | 6,616,958 | 4,854,731 |
| Other current assets | 23,948,835 | 12,480,651 | Other current liabilities | 1,145,754 | 2,336,454 |
| **TOTAL CURRENT ASSETS** | **348,467,397** | **355,576,259** | **TOTAL CURRENT LIABILITIES** | **239,736,815** | **261,555,807** |
| **FIXED ASSETS** | | | **LONG-TERM LIABILITIES** | | |
| Land | 31,495,612 | 31,795,558 | | | |
| Construction and infrastructure works | 915,471,703 | 911,844,160 | Banks and financial institutions | 350,268,549 | 353,712,952 |
| Machinery and equipment | 3,312,265,304 | 3,223,120,483 | Debentures | 73,459,187 | 74,824,852 |
| Other fixed assets | 385,805,924 | 397,117,444 | Sundry creditors | 36,840,771 | 38,601,589 |
| Technical revaluation | 10,809,798 | 10,869,125 | Provisions | 42,129,928 | 38,714,100 |
| Less: accumulated depreciation | 3,382,490,787 | 3,216,571,671 | Deferred Taxes | 46,165,674 | 51,906,721 |
| | | | Other long-term liabilities | 3,402,328 | 3,961,689 |
| **FIXED ASSETS-NET** | **1,273,357,554** | **1,358,175,099** | **TOTAL LONG TERM LIABILITIES** | **552,266,437** | **561,721,903** |
| | | | **MINORITY INTEREST** | **15,735** | **101,234** |
| **OTHER ASSETS** | | | **EQUITY** | | |
| Investments in related companies | 9,564,492 | 9,947,853 | Paid-in capital | 865,492,121 | 919,883,075 |
| Investments in other companies | 4,798 | 4,798 | Reserve | 60,386,095 | 47,287,313 |
| Goodwill | 15,341,642 | 16,951,983 | Other reserves | (3,258,710) | (3,199,809) |
| Long-term debtors | 37,202,590 | 14,912,762 | Retained earnings: | 8,272,327 | 10,867,174 |
| Intangibles | 46,454,122 | 45,067,335 | (Losses) Income for the period | 8,272,327 | 10,867,174 |
| Amortization (less) | (25,223,682) | (19,505,655) | | | |
| Other long-term assets | 17,741,907 | 17,086,263 | | | |
| **TOTAL OTHER ASSETS** | **101,085,869** | **84,465,339** | **TOTAL EQUITY** | **930,891,833** | **974,837,753** |
| **TOTAL ASSETS** | **1,722,910,820** | **1,798,216,697** | **TOTAL LIABILITIES AND EQUITY** | **1,722,910,820** | **1,798,216,697** |

**COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER**
**30, 2008 AND 2007**
**Figures in Thousand of Constant Ch$ as of September 30, 2008**

|  | 2008 | 2007 |
|---|---|---|
| **NET CASH PROVIDED DUE TO OPERATING ACTIVITIES** | **141,235,479** | **186,387,052** |
| **Net income (Gain)** | **8,272,327** | **10,867,174** |
| **Result from asset sales** | **(2,690,465)** | **(2,085,226)** |
| Gain (loss) in sale of fixed assets | 2,690,465 | (2,085,226) |
| **Charges (credits) to income not affecting cash flow:** | **174,356,026** | **190,073,244** |
| Depreciation | 157,027,950 | 170,223,862 |
| Intangibles amortization | 4,054,375 | 4,677,789 |
| Write-off and provisions | 26,676,397 | 16,073,924 |
| Equity earnings from related companies (less) | (1,127,693) | (1,471,855) |
| Equity losses from related companies | 16,157 | - |
| Amortization of goodwill | 1,254,891 | 1,254,891 |
| Price-level restatement (net) | (21,998,219) | (3,567,708) |
| Gain (loss) on foreign currency transactions | (213,676) | 523,957 |
| Other credits not affecting cash flow | (156,238) | (708,532) |
| Other charges not affecting cash flow | 8,822,082 | 3,066,916 |
| **Decrease (increase) in current assets:** | **18,151,093** | **(13,049,533)** |
| (Increase) Decrease in trade receivables | 9,967,626 | (8,355,565) |
| (Increase) Decrease in inventories | (1,030,449) | (2,686,511) |
| (Increase) Decrease in other current assets | 9,213,916 | (2,007,457) |
| **Increase (decrease) in current liabilities:** | **(56,603,640)** | **903,062** |
| Increase (decrease) due to related companies, related with operating activities | (28,973,142) | 33,217,199 |
| Increase (decrease) in accrued interest payable | (161,556) | 1,378,861 |
| Increase (decrease) in income tax payable, net | 208,691 | (19,670,053) |
| Increase (decrease) in other accounts payable related with non operating result | (25,985,516) | (7,805,273) |
| Increase (decrease) in value-added tax, net, and other | (1,692,117) | (6,217,672) |
| **Income (loss) of minority interest** | **(249,862)** | **(321,669)** |

**COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER**
**30, 2008 AND 2007**
**Figures in Thousand of Constant Ch$ as of September 30, 2008**

|  | 2008 | 2007 |
|---|---|---|
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **(61,837,163)** | **(70,320,723)** |
| Repayment of dividends (less) | (20,438,640) | (14,591,646) |
| Repayment of capital (less) | (40,651,809) | (54,980,339) |
| Repayment of liabilities with the public (less) | (746,714) | (748,738) |
| **NET CASH USED IN INVESTING ACTIVITIES** | **(94,359,532)** | **(90,899,433)** |
| Sale of fixed assets | 3,875,812 | - |
| Sale of other investments | 19,614,801 | 17,403,366 |
| Additions to fixed assets (less) | (96,500,980) | (108,302,799) |
| Other disbursements | (21,349,165) | - |
| **NET CASH FLOW FOR THE PERIOD** | **(14,961,216)** | **25,166,896** |
| **PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS** | **(5,464,369)** | **(2,837,463)** |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **(20,425,585)** | **22,329,433** |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD** | **83,967,491** | **47,470,808** |
| **CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD** | **63,541,906** | **69,800,241** |

11

**PHYSICAL STATISTICS**

| | IQ 2007 | IIQ 2007 | IIIQ 2007 | IVQ 2007 | IQ 2008 | IIQ 2008 | IIIQ 2008 |
|---|---|---|---|---|---|---|---|
| Total lines in service at the end of period | 2,185,041 | 2,181,717 | 2,179,739 | 2,179,205 | 2,157,376 | 2,148,055 | 2,134,602 |
| Average number of lines in service (quarterly) | 2,196,788 | 2,183,452 | 2,180,512 | 2,182,542 | 2,166,097 | 2,152,065 | 2,141,617 |
| Flexible plans (number of lines) (2) | 1,494,377 | 1,548,249 | 1,584,847 | 1,617,837 | 1,632,388 | 1,648,941 | 1,653,933 |
| Number of lines installed (1) | 3,020,434 | 3,023,567 | 3,027,141 | 3,032,522 | 3,037,364 | 3,051,348 | 3,061,094 |
| Public telephones in service at end of period | 22,295 | 22,217 | 22,109 | 21,918 | 21,974 | 21,708 | 21,021 |
| Effective minutes of local traffic measured by second (million) | 2,113 | 2,149 | 2,051 | 2,082 | 1,831 | 1,866 | 1,814 |
| DLD traffic (thousands of minutes) | 134,335 | 136,547 | 129,931 | 142,387 | 138,598 | 140,759 | 144,476 |
| Outgoing ILD traffic (thousands of minutes) | 18,038 | 17,720 | 18,648 | 19,657 | 19,597 | 19,324 | 18,570 |
| Access charge traffic (thousands of minutes) | 650,837 | 624,928 | 593,284 | 595,614 | 536,964 | 536,276 | 506,667 |
| Number of lines connected | 100,999 | 114,458 | 111,042 | 112,725 | 90,326 | 101,546 | 97,780 |
| TV customers (end of period) | 129,062 | 171,386 | 197,279 | 219,916 | 231,625 | 240,801 | 250,850 |
| ADSL connections (end of period) | 527,057 | 574,464 | 607,322 | 644,522 | 645,106 | 675,349 | 695,234 |

*(1) With the purpose of reflecting the complete installed capacity, RDSI circuits and lines have been incorporated*
*(2) Include lines with flexible plans for corporations*

**ANNUAL VARIATION**

| | IQ 2007 | IIQ 2007 | IIIQ 2007 | IVQ 2007 | IQ 2008 | IIQ 2008 | IIIQ 2008 |
|---|---|---|---|---|---|---|---|
| Total lines in service at the end of period | -9.6% | -6.7% | -2.5% | -1.6% | -1.3% | -1.5% | -2.1% |
| Average number of lines in service (quarterly) | -9.5% | -8.4% | -4.9% | -1.9% | -1.4% | -1.4% | -1.8% |
| Flexible plans (number of lines) (2) | 30.0% | 27.4% | 25.2% | 22.1% | 9.2% | 6.5% | 4.4% |
| Number of lines installed (1) | 0.2% | 0.2% | 0.3% | 0.4% | 0.6% | 0.9% | 1.1% |
| Public telephones in service at end of period | -5.0% | -2.1% | -3.5% | -1.7% | -1.4% | -2.3% | -4.9% |
| Effective minutes of local traffic measured by second (million) | -17.1% | -15.8% | -13.6% | -3.9% | -13.3% | -13.2% | -11.6% |
| DLD traffic (thousands of minutes) | -6.7% | 2.5% | -3.2% | 8.9% | 3.2% | 3.1% | 11.2% |
| Outgoing ILD traffic (thousands of minutes) | 4.0% | 7.0% | 13.1% | 10.9% | 8.6% | 9.1% | -0.4% |
| Access charge traffic (thousands of minutes) | -17.6% | -16.6% | -17.3% | -11.9% | -17.5% | -14.2% | -14.6% |
| Number of lines connected | 3.4% | 30.9% | 19.3% | 6.5% | -10.6% | -11.3% | -11.9% |
| TV customers (end of period) | - | - | - | - | 79.5% | 40.5% | 27.2% |
| ADSL connections (end of period) | 47.6% | 37.1% | 30.7% | 30.1% | 22.4% | 17.6% | 14.5% |

12

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2008

**COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.**

By: /s/ **Isabel Margarita Bravo C.**

Name: Isabel Margarita Bravo C.
Title: Financial Director

### FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or resul ts will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.